DC
NO ACT
PE 4-19-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





07054724

May 14, 2007

Act: 1934
Section:
Rule: 14A-8
Public Availability: 5/14/2007

Damon Silvers
Associate General Counsel
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

Re: Wal-Mart Stores, Inc.
Incoming letter dated April 19, 2007

Dear Mr. Silvers:

This is in response to your letter dated April 19, 2007. In that letter, you requested that the Commission review the Division of Corporation Finance's March 28, 2007 no-action letter regarding a shareholder proposal submitted to Wal-Mart by the AFL-CIO Reserve Fund.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Samuel A. Guess
Associate General Counsel
and Assistant Secretary
Legal Department, Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0215

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR &
AFL
CIO
CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

April 19, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Commission Review by AFL-CIO Reserve Fund
Shareholder Proposal of Wal-Mart Stores, Inc.
Securities Exchange Act of 1934–Rule 14a-8

Dear Sir/Madam:

The AFL-CIO respectfully requests that the Securities and Exchange Commission (the "Commission") review the response of the staff of the Division of Corporation Finance (the "Staff"), dated March 28, 2007 (the "Staff Response") to Wal-Mart Stores, Inc. ("Wal-Mart") correspondence of January 24, 2007, notifying the Staff of its intention to omit, pursuant to Rule 14a-8(i)(10), a shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent"). The Proposal sought to "urge the board of directors ("Board") to disclose in a separate report to shareholders the Company's relationships with its executive compensation consultants or firms."

The Company has not provided shareholders with any of the three disclosures requested in the Proposal. Specifically, Wal-Mart has not notified shareholders whether management participated in selecting executive compensation consultants ("Consultants"), they have not provided information about specific services provided by Consultants during the last five years, and they have not notified investors that Consultants are free to provide additional services to the Company without any policies and procedures to protect investors from conflicts of interest.

The Staff Response is appropriate for review by the Commission because there appears to be no reasonable ground to grant Wal-Mart's request for relief. Specifically, it is our opinion that there is nothing in the record that provides a logical basis for determining that Wal-Mart has substantially implemented the Proposal. Therefore, we respectfully request that the Commission review and reverse the Staff Response.

I. Proposal

The Proposal urges the Board of Directors "to disclose in a separate report to shareholders the Company's relationships with its executive compensation consultants or firms. Specifically, the Company should, with respect to each firm or consultant retained by the Company, the Board, or Board Committee to advise on executive compensation policies or plans (each, a "Consultant"):

1) identify the entity (e.g. the Company, the Board) that retained the Consultant, and disclose whether any member of the Company's senior management participated in the process of selecting or retaining the Consultant;

2) disclose whether the Consultant has provided, at any time in the last five years, non-compensation-related services to the Company or any affiliate of the Company, including services provided by the Consultant through an affiliate for such services; and

3) disclose the Company's policies and procedures regarding non-compensation-related services provided by its Consultant."

II. Wal-Mart's Request for No-Action

On January 24, 2007, Wal-Mart filed with the Staff a letter requesting that the Staff concur that Wal-Mart could properly exclude the Proposal from its 2007 proxy materials. The Company argued that the Proposal is excludable under Rule 14a-8(i)(10) because the New Disclosures will substantially implement the Proposal.

III. SEC No-Action

On April 9, 2007, the SEC notified the Company that "There appears to be some basis for your view that Wal-Mart may exclude the proposal under Rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(10)."

IV. Facts

Since the Proposal was filed, Wal-Mart hired Watson Wyatt & Co. ("Watson Wyatt") as their Consultant. The Company has stated that Watson Wyatt "has been engaged to advise Wal-Mart from time to time in the past" and that an unnamed compensation consultant provided services to the company in the last five years "but the fees on such work were insignificant to both the Company and the compensation consultant." *See* Mr. Guess' Letter to Daniel F.

Pedrotty, dated January 15, 2007 ("Exhibit A"); M. Michele Burns, Letter to Meredith Miller, March 15, 2007 ("Exhibit B").

According to the Compensation, Nominating, and Governance Committee ("Committee") Charter, included within the Company's 2006 proxy materials, the Committee has *sole* authority to retain and terminate the consultants who advise the Committee on executive pay.

However, Wal-Mart's Associate General Counsel and Assistant Secretary, Samuel A. Guess, during a telephone call on January 5, 2007, indicated that the senior management of the Company selects Consultants. In addition, correspondence from the Company dated January 15, 2007 states that an unidentified employee of the Company "engaged the consultant[s]" for fiscal year 2007 and continues to "manage [the] relationship[s]" with Consultants. See Mr. Guess' Letter to Daniel F. Pedrotty, dated January 15, 2007 ("Exhibit A").

When Wal-Mart spokesman John Simley was asked to respond to investor concerns over these incompatible statements, he asserted that Mr. Guess was not referring to the compensation consultant hired to advise the Company on executive pay.[1] However, the sole purpose of the Proponent's communication with Mr. Guess was to discuss the Proposal requesting that the Company disclose certain information about their practices for hiring executive compensation consultants.

Mr. Simley also told reporters, on February 27, 2007, that "the board [wa]s *considering* hiring an additional consultant to advise on executive pay" [emphasis added].[2] This directly contradicts several letters from Wal-Mart notifying investors that the Committee selected an independent Consultant in January. *See* M. Michele Burns, Letter to Meredith Miller, March 15, 2007 stating that the Committee began considering consultants in September 2006 and selected Watson Wyatt at a meeting on January 22, 2007 ("Exhibit B"); Samuel A. Guess, Opposition Statement to Daniel F. Pedrotty, March 15, 2007 ("Exhibit C" or "Opposition Statement").

According to the Opposition Statement, Wal-Mart may retain the Consultant for non-compensation related services in the future and the Committee will continue to rely on the Company and its consultants to advise on executive pay. The disclosures requested within the Proposal would force the Committee to evaluate relationships between management, the Company and Consultants that may hinder Consultants' ability to provide unbiased advice. It will also notify shareholders if the Company takes future action that impairs Consultants' independence.

---

[1] *Union, Wal-Mart Spar Over Executive Pay.* By Judith Burns. Wall Street Journal. Feb. 28, 2007. Page C8.
[2] *AFL-CIO Targets Wal-Mart in Executive-Pay Campaign* (Update2). By Kim Chipman, Feb. 28 (Bloomberg).

V. Based on the facts, there is no logical basis to conclude that Wal-Mart has substantially implemented the Proposal.

The Staff may allow a company to exclude a shareholder proposal under Rule 14a-8(i)(10) if the company has implemented policies and procedures that address each element of the shareholder proposal or the company has implemented the essential objective of the proposal. See *Nordstrom, Inc.* (February 8, 1995); *Lowe's Companies, Inc.* (Jan. 21, 2005). There is no rational basis to conclude that Wal-Mart has fulfilled either of these standards.

A. *The New Disclosures do not address each element of the Proposal.*

The Proposal urges the Company to inform *all* shareholders what entity at Wal-Mart retained the Consultant and whether any member of senior management participated in the process of selecting and retaining the Consultant. According to a letter from Committee Chair M. Michele Burns, the Committee selected Watson Wyatt after "the Committee evaluated candidates and discussed the scope of engagement at *four separate Committee meetings*, including *one meeting* of the Committee in a special executive session *without members of management present*" [emphasis added]. Under the Proposal, Wal-Mart would be required to inform shareholders that management participated in three out of four meetings that culminated with the selection of Watson Wyatt as Consultant.

Pursuant to the Proposal, Wal-Mart would notify shareholders that Watson Wyatt "has been engaged to advise Wal-Mart from time to time in the past." Wal-Mart would also disclose the identity of the compensation consultant that provided services to the Company in the last five years whose fees they determined to be "insignificant to both the Company and the compensation consultant." The Company has not informed shareholders of these particular facts or any other relationships that may impair Consultants' ability to provide unbiased advice.

Finally, Wal-Mart has not addressed the Proposal's request for information related to the Company's policies and procedures regarding non-compensation-related services provided by its Consultant. Wal-Mart, through the no-action process, has notified the Proponent that they have no such policies. Our Proposal seeks to have the Company inform shareholders of this fact.

Under the New Disclosures, Wal-Mart will not disclose any of these facts to shareholders. In view of the substantial material differences between each element of the Proposal and the New Disclosures, there is no rational basis to conclude that the Company has substantially implemented the Proposal.

B. *Wal-Mart has not implemented the essential objective of the Proposal.*

The Proposal seeks shareholder approval of a resolution that would "urge the board of directors ("Board") to disclose in a separate report to shareholders the Company's relationships with its executive compensation consultants or firms."

The New Disclosures will inform shareholders of the role Consultants play in determining executive pay but will not include any information about management's role in selecting Consultants or additional services these Consultants perform for the Company. Shareholders need all of this information to assess whether reciprocal relationships between the Company and the Consultants may impair Consultants' ability to provide unbiased advice to the Committee.

Unless and until Wal-Mart reveals the information requested in the Proposal, shareholders will have no way to fully assess Consultants' independence. Absent the Company's provision of this information to all shareholders, there is no rational basis to conclude that they have fulfilled the essential purpose of the Proposal.

C. *The New Disclosures do not "compare favorably" to the Proposal.*

There is similarly no basis for the Staff to have granted Wal-Mart's request for relief based on an overly-broad application of the "compares favorably" standard. *See* Texaco, Inc. (available March 29, 1991) ("Texaco Decision"); Columbia/HCA Healthcare Corp. (available February 19, 1998) ("Columbia Decision"). The Commission has only granted past no-action requests despite a company's failure to implement every part of a multi-part proposal in situations where the proponent identified a single "fundamental" or "crucial" element of the proposal which the company had implemented. By allowing Wal-Mart to exclude the Proposal despite the Proponent's insistence that every element of the Proposal is crucial, the Staff is inventing an overly-broad standard that will lead to arbitrary application of Rule 14a-8(i)(10).

VI. Conclusion

The New Disclosures fail to fully identify reciprocal relationships among management and Consultants that may give rise to conflicts of interest. The Proposal identifies additional information that Wal-Mart shareholders need to assess conflicts of interest that may arise in determining executive pay. The Company has not committed to provide these disclosures and, as a result, there is no rational basis to conclude that the Company substantially implemented the Proposal.

SEC Chairman Christopher Cox said in his closing remarks to the Second Annual Corporate Governance Summit, "Nothing is more important to investors' understanding of the governance climate at their company than the description of the philosophy and the practice of compensating management.... Without question, getting investors the information they need, in a form they can use, is the most basic ingredient of insuring good corporate governance." Unless and until Wal-Mart reveals the information requested in the Proposal, shareholders will have no way to fully assess Consultants' independence and be certain that their assets will not be subject to executive pay decisions influenced by individuals with a personal financial interest in the decisions.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-3953. I have enclosed six copies of this letter for the Staff and I am sending a copy to Counsel for the Company.

Sincerely,



Damon Silvers, Esq.
Associate General Counsel

DS/me
opeiu #2, afl-cio

END